SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of:  March 22, 2006

Commission File Number 000-50634

TANZANIAN ROYALTY EXPLORATION CORPORATION

(Registrant's name)

93 Benton Hill Road

Sharon, CT  06069

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's News Release dated March 22, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tanzanian Royalty Exploration Corporation

(Registrant)

Date:   March 22, 2006

“James E. Sinclair”

James E. Sinclair, Chief Executive Officer

Exhibit 1

TANZANIAN ROYALTY EXPLORATION CORPORATION

Corporate Office: 93 Benton Hill Road Sharon, CT 06069 Tel: (860) 364-1830 Fax: (860 364-0673	Form 20-F, File No. 0-50634 Trade Symbol: TSX: TNX AMEX: TRE
Vancouver Office: Suite 1400 – 355 Burrard Street Vancouver, B.C. V6C 2G8 Toll Free: 1-800-811-3855 Tel: (604) 669-5598 Fax: (604) 669-8915
Email: investors@tanrange.com	Website: www.tanrange.com
News Release - March 22, 2006

Tanzanian Royalty Reports More Encouraging Gold Results from Luhala Project

The remaining assay results from the Phase 4 Reverse Circulation (RC) drilling program on the Company’s Luhala Gold Project have been received and they confirm that two of its principal zones - Kisunge Central and Kisunge West - join up as predicted.

James E. Sinclair, Chairman and CEO of Tanzanian Royalty Exploration, describes the results as “extremely encouraging” and he notes that drilling has resumed at Luhala in order to confirm the distribution of gold values within the target area.

The primary objective of the current drill program is to define a drill indicated resource at Luhala, he said, adding that, “While more drilling remains to be carried out, we are encouraged by the potential to define a bulk minable gold deposit that could be developed in a cost effective and timely fashion.”

Sinclair also pointed out that within its peer group Tanzanian Royalty Exploration is undertaking one of the largest exploration programs on the African continent. “Utilizing our own drilling equipment and internally-developed exploration protocols including biogeochem, we are giving shareholders broad exposure to potential mineral discoveries in one of the most prolific gold belts in the world,” he said.

The Phase 4 drill program at Luhala was completed in February and included 40 RC holes representing some 2,519 metres of drilling. The holes were drilled from the Kisunge Central, West, Northeast and Southeast Zones. The Kisunge Central and West Zones now combine to form what is being called the Kisunge Central Zone which has been drilled on a 40 metre by 25 metre grid pattern.

One hole was drilled on the newly discovered Kiginga anomaly to determine the strike of the mineralization that was discovered during a Rotary Air Blast (RAB) drill program towards the end of 2005.

Drilling of the Kisunge East Zones has confirmed the presence of a higher grade zone of rocks that extends from the Kisunge Northeast Zone to west of the Kisunge Southeast Zone. These rocks form a steeply plunging anticlinorium, a regional fold (bend) structure that is composed of smaller folds. This whole zone is now referred to as the Kisunge Main Zone.

Mapping of one particular rock unit (chert) within this zone indicates a strike potential of approximately 1,200 metres with a steep (-85 degree) dip. The next phase of drilling will be directed at mapping this zone and determining the gold potential within it.

“We have plenty of targets to keep us busy and having our own drilling equipment and drill crew provides us with enormous flexibility in the field,” said the Company’s president, John Deane. “It’s a recipe for success that few other companies can match,” he added.

Significant results for Kisunge Central and Kisunge Main Zones are summarized in the tables below. Because of the nature of such drilling techniques, it is not possible to determine the true width and orientation of the mineralized intersections reported in this release.

Kisunge Central Zone:

Hole No.	From (metres)	To (metres)	Intercept Length (metres)	Gold (grams/tonne)	Including
LRC-65	8 48	17 62	9 14	2.44 1.86	4m @ 3.27 g/t
LRC-69	3 30	12 39	9 9	1.20 1.01	1m @ 4.44 g/t
LRC-70	28 56	45 63	17 7	1.68 3.76	3m @ 3.72 g/t 4m @ 6.00 g/t
LRC-71	73	77	4	1.43
LRC-80	7	26	19	2.65	5m @ 5.18 g/t
LRC-81	8	30	22	2.15	5m @ 3.04 g/t
LRC-84	1	12	11	2.61
LRC-86	4	14	10	2.01
LRC-87	11 29	16 45	5 16	1.56 1.64	4m @ 3.88 g/t
LRC-90	9	12	3	1.57
LRC-94	1	12	11	2.82

Kisunge Main Zone:

Hole No.	From (metres)	To (metres)	Intercept Length (metres)	Gold (grams/tonne)	Including
LRC-62	9	21	12	4.40	7m @ 6.83 g/t
LRC-74	23	44	21	2.31
LRC-75	14	43	29	2.66	13m @ 3.79 g/t
LRC-76	4	19	15	1.46	5m @ 2.44 g/t
LRC-79	27	31	4	3.18
LRC-80	7	26	19	2.65	5m @ 5.18 g/t

LRC-81	8	30	22	2.15	5m @ 3.04 g/t
LRC-84	1	12	11	2.61

Kiginga Discovery

Further drilling is planned to determine the potential of the Kiginga Discovery where one RC hole returned the following result:

Kiginga Anomaly:

Hole No.	From (metres)	To (metres)	Intercept Length (metres)	Gold (grams/tonne)
LRC-77	39	42	3	1.30

Qualified Person

The Company's Qualified Person is Mr. John Deane, the President of Tanzanian Royalty Exploration Corporation Limited. He has an M.Sc. from the University of Cape Town (1993) and is a registered scientist with SACNASP (Reg. No.400005/05).

Analysis

Fire assay with flame AAS finish was conducted by SGS Laboratories in
Mwanza, Tanzania. Duplicates, Standards and Blanks were inserted in the sample stream sent to SGS. The duplicates have a positive correlation coefficient of 97.5%. In addition, 98% of the standards fall within the acceptable (5%) margins of error. The majority of the blanks are all within acceptable limits.

James E. Sinclair

“James E. Sinclair”

Chairman and Chief Executive Officer

For further information, please contact Investor Relations at 1-800-811-3855

Visit our website:  www.TanzanianRoyaltyExploration.com

The Toronto Stock Exchange and American Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors -  The United States Securities and Exchange Commission permits U.S.  mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  We use certain terms on this news release, such as “measured”, “indicated”, and “inferred” “resources” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.  U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 0-50634, which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

507000 mE
507200 mE
507400 mE
507600 mE
507800 mE
508000 mE
508200 mE
9655600 mN
9655400 mN
9655200 mN
9655000 mN
9654800 mN
N
KISUNGE WEST EXTENSION
KISUNGE CENTRAL ZONE
KISUNGE MAIN ZONE
Intervals of Anomalous Gold Values In Trenches
Trenches
January - March 2006 Drill Hole Collars In Yellow
Drill Hole Collars
TANZANIAN ROYALTY EXPLORATION CORPORATION
Kisunge Hill Detail
RAB & RC
Drill Hole Collars
& Trenches
Drawing: GKG
Scale: 1:5000
0
50
100
200
metres